Filed by The Nasdaq Stock Market,

Inc. pursuant to Rule 425 under

the Securities Act of 1933, as

amended, and deemed

filed pursuant to Rule 14a-12

under the Securities Exchange Act

of 1934, as amended.

Subject Company: OMX AB

(Commission File No. 132-02618)

The following communication was sent by Robert Greifeld, the Chief Executive Officer and President of The Nasdaq Stock Market, Inc. (“Nasdaq”), to Nasdaq employees by email on September 20, 2007:

Dear Colleagues,

Early today NASDAQ and Borse Dubai today have announced a series of transactions that will expand our global footprint unlike any exchange on the planet. These agreements represent a significant and positive step forward and catapult us to a leading position in the global exchange space. The following agreements were unanimously approved by the NASDAQ Board:

•	Borse Dubai will become a 19.99% shareholder in NASDAQ (capped at 5% voting rights)
•	NASDAQ will acquire all OMX shares to be purchased by Borse Dubai
•	NASDAQ becomes a strategic shareholder and principal commercial partner in DIFX
•	Borse Dubai will acquire 28% of London Stock Exchange from NASDAQ

We believe these agreements offer the greatest long-term benefit to NASDAQ, its partners and stakeholders. As a result, we complete our deal with OMX, and we gain a strong partner in Borse Dubai who brings many benefits to the table including access to new opportunities in rapidly expanding and emerging markets. The combined entity will have operations spanning the U.S., Europe and the Middle East.

I am in Sweden today with our colleagues from NASDAQ, OMX and Borse Dubai to conduct meetings with the press, analysts and investors. Our colleagues in New York, Trumbull, Washington and Rockville are supporting our efforts today in Sweden.

I know there’s a lot to digest and that you undoubtedly have many questions. We will schedule an employee call shortly to answer all of your questions. In the meantime, I invite you to join me for the U.S. investor conference call today at 8:00 a.m. ET, which you can access through our investor Website. You can also read more about today’s developments in the press announcement we issued earlier.

I hope you’ll agree today’s events represent a decisive step for the NASDAQ Stock Market—one in which we will build upon in the days and weeks to come. I look forward to speaking with you soon.

Regards,

/s/ Bob G.

Bob G.

Cautionary Note Regarding Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. The parties caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the Offer, the transactions contemplated by NASDAQ’s agreements with Bourse Dubai and OMX, the proposed business combination transaction involving NASDAQ and OMX, including estimated revenue and cost synergies, the Combined Group’s plans, objectives, expectations and intentions, the proposed uses of proceeds from the sale of the LSE stake and other statements that are not historical facts. Additional risks and factors are identified in NASDAQ’s filings with the U.S. Securities Exchange Commission (the “SEC”), including its Report on Form 10-K for the fiscal year ending December 31, 2006 which is available on NASDAQ’s website at http://www.nasdaq.com and the SEC’s website at SEC’s website at www.sec.gov. and in OMX’s filings with the Swedish Financial Supervisory Authority (Sw. Finansinspektionen) (the “SFSA”) including its annual report for 2006, which is available on OMX’s website at http://www.omxgroup.com. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Notice to OMX shareholders

While the Offer is being made to all holders of OMX shares, this document does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of OMX or an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of Nasdaq in any jurisdiction in which the making of the Offer or the acceptance of any tender of shares therein would not be made in compliance with the laws of such jurisdiction. In particular, the Offer is not being made, directly or indirectly, in or into Australia, Canada, Japan or South Africa. While NASDAQ reserves the right to make the Offer in or into the United Kingdom or any other jurisdiction pursuant to applicable exceptions or following appropriate filings and prospectus or equivalent document publication by NASDAQ in such jurisdictions, pending such filings or publications and in the absence of any such exception the Offer is not made in any such jurisdiction.

Additional Information About this Transaction

On August 7, 2007, NASDAQ filed with the SEC a Registration Statement on Form S-4 that includes a preliminary proxy statement of NASDAQ that also constitutes a prospectus of NASDAQ. Investors and security holders are urged to read the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus when it becomes available, as well as other applicable documents regarding the proposed business combination transaction , because those documents contain, or will contain, important information. You may obtain a free copy of those documents and other related documents filed by NASDAQ with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus and the other documents may also be obtained for free by accessing NASDAQ’s website at http://www.nasdaq.com and OMX’s website at http://www.omxgroup.com.

NASDAQ and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NASDAQ stockholders in respect of the transactions described in this communication. You can find information about NASDAQ’s executive officers and directors in NASDAQ’s definitive proxy statement filed with the SEC on April 20, 2007. You can obtain free copies of these documents and of the proxy statement prospectus from NASDAQ by accessing NASDAQ’s website at http://www.nasdaq.com. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.